

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Daniel Schumacher
Interim Chief Financial Officer
Proto Labs Inc
5540 Pioneer Creek Drive
Maple Plain, Minnesota 55359

   Re: Proto Labs Inc
     Form 10-K for the Year Ended December 31, 2021
     Filed February 18, 2022
     File No. 001-35435

Dear Mr. Schumacher:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing